Mail Stop 4561

March 10, 2008

Mark Buckrey
Chief Financial Officer
Sten Corporation
10275 Wayzata Blvd., Suite 310
Minnetonka, MN 55305

>   **Re:**   **Sten Corporation**
>   **Form 10-KSB for Fiscal Year Ended**
>   **September 30, 2007**
>   **Filed December 31, 2007**
>   **File No. 000-18785**

Dear Mr. Buckrey:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended September 30, 2007

Management's Discussion and Analysis, page 15

1.   Please tell us and revise future filings to provide an in depth discussion of the receivables reported on your balance sheet and their credit quality and loss histories. Please also include an aging of the receivables and a rollforward of your allowance for loan loss account.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Accounts and Loans Receivable, page F-5

2.   In this footnote, you state that the fees charged on your loans are not recorded
        until the cash is collected. However, in various other areas of the document you
        state that the fees collected are recognized over the life of the loan. Please clarify
        your accounting policy for recognizing fee revenue. If it is indeed not recorded
        until cash is collected, please explain to us the reason for this policy and the
        guidance you relied on to support this accounting.

Note 9 – Long-Term Debt, page F-16

3.   In this footnote you state you have capitalized and are amortizing $1,007,803 in
        costs related to the issuance of the subordinated notes. Please provide us with the
        accounting guidance you have relied on to support this presentation.
        Additionally, provide us with a break-out of the costs into the three disclosed
        categories of (i) offering costs, (ii) on-going costs, and (iii) annual costs.

Note 10 – Stockholder's Equity, page F-17

4.   You state that on May 13, 2005 you extended the expiration date of the
        outstanding warrants. Per paragraph 127 of FIN 44, if a company changes the
        terms of an award, the company is required to revalue the warrants at the time of
        the modification. You state in this footnote that there was no accounting change
        related to the extension. Please tell us the number of warrants that were subject to
        the extension and why nothing was booked in the financial statements for the
        modification of the term. Also provide us with any quantitative analysis used to
        support your position, if applicable.

Form 10-QSB as of December 31, 2007

Statement of Cash Flows, page 5

5.   In the quarter ended December 31, 2006, we note your presentation of purchases
        of intangibles for $1,400,000 and proceeds from long-term debt for the same
        amount. Per the disclosure on page 11, you state you issued a promissory note for
        $1,400,000 in exchange for a non-solicitation agreement.
        • Please explain to us why you are presenting this amount as a cash transaction
          in the statement of cash flows. We note that you have presented this
          transaction as a non-cash transaction in the audited financial statements
          included in the Form 10-KSB as of September 30, 2007; and

- Please tell us how you determined that the value of the note payable was equal to the fair value of the non-solicitation agreement including the role, if any of appraisal experts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3490 if you have any questions.

Sincerely,

Don Walker
Senior Assistant Chief Accountant